03007607

Morgan

11th March 2003

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

RECEIVED MAR 13 2003 SEC MAIL PROCESSING WASH. D.C.

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/28

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Final Results
Released	07:00 11 Mar 2003
Number	5455I

11th March, 2003

THE MORGAN CRUCIBLE COMPANY PLC

PRELIMINARY ANNOUNCEMENT 2002

		2002	2001
Group Turnover	£m	880.3	1,024.5
Operating Profit*	£m	34.1	64.3
Underlying PBT**	£m	21.3	45.1
Net Debt	£m	251.6	276.1
Underlying EPS***	pence	5.0	12.5

* Defined as statutory operating loss of £30.9million (2001: profit £56.6 million) before goodwill amortisation of £7.7 million (2001: £7. million) and operating exceptional charges of £57.3 million (2001: £ nil). This measure of earnings is shown because the Directo consider that it gives a better indication of underlying performance.

** Defined as statutory loss before tax of £58.7 million (2001: profit £19.8 million) before goodwill amortisation of £7.7 million (2001: £7.7 million) and corporate and operating exceptional charges of £72.3 million (2001: £ 17.6 million).

*** Basic underlying loss per share of 23.2p (2001: earnings 5.0p) adjusted to exclude the after tax impact of corporate and operating exceptional items of 28.2p (2001: 7.5p)

- Underlying operating profit at £34.1 million (2001: £64.3 million) in line with expectations
- Net borrowings reduced to £251.6 million (2001: £276.1 million)
- Restructuring and rationalisation programme announced in February 2002 progressing to plan
- Borrowings refinanced through US$300 million Bank syndicated loan and US$105 million private placement

Commenting on the results Chief Executive, Warren Knowlton said:

"Having visited most major sites and met all of the senior management since joining in January, I believe that there is significant value generation potential within Morgan Crucible. We have strong market positions but the cost base is too high and cash control can be improved. However a continuing emphasis on cash management and cost reduction should drive profit growth despite weak customer demand. The Company has a strong base from which to capitalise on the eventual recovery in global markets."

Enquiries

Warren Knowlton, Group Chief Executive	020 7404 5959 (on 11.03.03)
Nigel Young, Finance Director	01753 837000 (thereafter)
Jon Coles / Harry Chathli, Brunswick	020 7404 5959

OVERVIEW

2002 was one of the most difficult periods the global manufacturing industry has experienced for

depressed throughout the year in most geographic regions. Customers, unsure of demand for their own products, were reducing inventory levels where possible.

During the year, in the face of these reduced volumes, Morgan has continued to focus on cost reduction and cash generation. A £70.0 million cost reduction programme was announced in February 2002 that will reduce the Group's cost base by an annualised £33.0 million by mid 2004. This programme is on track with benefits now expected to exceed the original target.

Given the current trading background and the focus on cash generation and debt reduction, no dividend will be paid for the year 2002.

Despite the decline in operating profit arising from these low activity levels, and the expenditure on the cost reduction programme, the Group was able to generate a positive free cash flow for the year and reduce net debt at the end of the year to £251.6 million.

Since the year end the Group has raised US$105 million of seven and ten year private placement finance and entered into a predominantly three year US$300 million syndicated loan with its banks. This is in line with the Group's treasury strategy which has been to increase the proportion of longer term debt and funding from sources other than committed bank finance.

In November the Group announced that it had reached a final settlement with the US Department of Justice relating to its investigations into anti-trust violations in a limited number of electrical carbon products. These were alleged to have occurred in one of the Group's subsidiaries in the USA in the 1990's. The Group's financial statements reflect the costs of that settlement as an exceptional charge.

OPERATING REVIEW

In the Operating Review all references to operating profit are stated before goodwill amortisation and operating exceptionals.

CARBON

Within the electrical carbon business demand from the replacement and after market sectors of the industrial and traction markets has been steady. The US consumer business has been under pressure with a number of customers relocating their activities to South East Asia where Morgan already has a well-established presence. New initiatives in the auto market are beginning to develop well, and during the year two US operating units were consolidated onto a single site to reduce the cost base. Sales were £199.9 million (2001: £210.0 million) and operating profit £14.6 million (2001: £17.0 million).

Sales in our engineered carbon business continued to be impacted by weak demand from OEM customers and were £111.3 million (2001: £127.3 million) producing an operating profit of £3.8 million (2001: £8.4 million). Three sites in the USA were closed in the year and the closure of a major UK site at Gosport was announced. Gross margins were maintained despite the reduced volume. During the year we began to supply our first contract for body armour in silicon carbide, which is a new market for our material. Development effort was maintained in our fuel cell activities with significant progress for this long-term project.

MAGNETICS

The abrupt decline in demand from the telecommunications and disc drive markets, coupled with the slowdown in the German economy, severely affected our magnetics business. Sales were £186.2 million (2001: £215.1 million) with an operating loss of £2.9 million (2001: profit of £5.8 million). During 2002 our magnetics operations in the USA were consolidated onto one site and a site in Germany was closed. The programme to relocate some of the operations within this business to our existing operations in Slovakia is well advanced. There are clear indications that customer de-

new Chief Executive will join this business in April 2003.

CERAMICS

The downturn in the semiconductor and telecom markets were major contributors to the reduction of sales in Technical Ceramics. Sales for the year were £125.2 million (2001: £149.9 million) and operating profit £5.0 million (2001: £13.5 million). A major site consolidation was completed in the USA with three sites being combined onto a new site in Hayward, California. The European restructuring is in progress and the loss making business in Barcelona was sold. Medical and defence markets continue to develop and a major electro ceramics project in the disc drive market will start in mid 2003.

Sales in Insulating Ceramics were £256.8 million (2001: £287.7 million) and operating profit £13.9 million (2001: £18.8 million). Gross margins improved, despite lower sales, as the effects of restructuring began to show through. The US crucible manufacturing site was closed in the year and the production successfully transferred between UK, Germany and Brazil. Within Thermal Ceramics demand for the Superwool[tm] range of products continues to increase and offers good potential for future growth.

FINANCIAL REVIEW

Group turnover for the year was £880.3 million (2001: £1,024.5 million). On a continuing business basis it declined from £990.0 million to £879.4 million, a reduction of 11% on the previous year. If the effects of foreign exchange rates are eliminated this reduction was 12.7%. On these reduced levels of customer demand operating profit on a continuing basis before goodwill and exceptional costs was £34.4 million (2001: £63.5 million). Operating margins on this basis were 3.9% (2001: 6.4%).

Operating exceptional costs in the year were £57.3 million and include both £45.0 million of costs for the Group's restructuring programme and the costs of the US Department of Justice anti-trust settlement with related legal costs. Goodwill amortisation was in line with the previous year at £7.7 million.

Corporate exceptional charges were a net £15.0 million (2001: £17.6 million) and arose principally from the sale of two loss making ceramics businesses and the disposal of surplus property from rationalisation actions under the restructuring programme.

Net finance charges fell by £6.4 million to £12.8 million compared with the previous year. This was due to improved cash management, a lower average level of borrowings and more favourable interest rates.

Taxation for the year showed a net credit of £0.5 million (2001: charge £12.5 million). However before all exceptional charges and goodwill amortisation this represents a tax rate of 30%.

Despite £18.3 million of cash costs in the year from operating exceptional items, cash flow from operating activities was £75.2 million (2001: £109.4 million). This performance included a £18.7 million reduction in working capital (2001: increase £4.3 million) of which inventories contributed a reduction of £17.6 million (2001: £6.7 million). As a result of lower cash outflows from interest, taxation, capital expenditure and dividends there was a free cash inflow in the year of £5.1 million (2001: outflow £7.4 million). After including a positive foreign exchange movement of £9.8 million, an outflow from deferred acquisition consideration and an inflow from asset disposals, net debt at the year end was reduced to £251.6 million (2001: £276.1 million).

Underlying earnings per share before goodwill amortisation and all exceptional items were 5.0p (2001: 12.5p).

FUNDING

At the end of 2002, excluding the US receivables securitisation, the Group's total committed borrowing facilities amounted to £327 million of which 39% or £127 million were due to mature in the following twelve months. At that same date the Group had cash reserves of £60 million and undrawn committed facilities of £55 million.

The Group's strategy has been to increase the proportion of longer-term debt and reduce its reliance on committed bank finance. During 2002 it completed a US$40 million receivables securitisation in the United States. Since the year-end it has issued US$105 of private placement notes with maturities of seven and ten years at interest rates of 6.23% and 6.84% respectively. It has also entered into a US$300 million syndicated loan with its banks of which US$240 million is available for three years to March 2006 and the remainder for one year. This new banking arrangement is in addition to various bilateral arrangements totalling US$115 million that mature at various dates in 2004.

PENSIONS

The Group operates a number of pension schemes throughout the world, the majority of which are defined benefit and the largest of which are located in the US, UK and Germany. Provisions totalling £87.0 million in respect of unfunded schemes are included in the financial statements at the end of the year an increase of £1.9 million compared with the previous year.

On the basis of the Financial Reporting Standard No 17 (FRS 17) which compares the market value of a funded pension scheme's assets with an actuarial valuation of its future pension liabilities, the Group's defined benefit schemes, at the year end, showed a net deficit of £82.0 million, an increase of £64.6 million in the year.

The Group's UK schemes, the main one of which had an actuarial valuation during 2002, currently meet the Minimum Funding Requirement.

DIVIDEND

In view of the current economic conditions in many of our markets and the need to invest in the cost reduction programme, the Board has decided not to declare a dividend. It is the intention of the Board to return to an appropriate policy of dividend payments when trading performance has significantly improved.

OUTLOOK

There is evidence that demand is beginning to stabilise in many of our markets and that customer de-stocking is slowing. However, we continue to view the immediate future with caution and are not anticipating any significant upturn in overall customer demand in the short term.

The immediate focus of the Group will remain on cash management and the programme of cost reduction that is already well advanced. These actions, coupled with our disposals, should reduce net debt, drive profit growth despite weak customer demand and, following the refinancing of the Group's sources of funding, provide us with a strong base from which to capitalise on the eventual recovery in global markets.

Dr Bruce Farmer CBE, Chairman
Warren Knowlton, Group Chief Executive
On behalf of the Board

11 March 2003
Registered Office
Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP
Registered in England No 286773

CONSOLIDATED PROFIT AND LOSS STATEMENT FOR THE YEAR ENDED 4 JANUARY 2003

	Note	2002 Total £m
Turnover		
Continuing operations		878.4
Acquisitions		1.0
Discontinued operations		0.9
Group turnover	1	880.3
Other operating income		3.7
		884.0
Operating profit before goodwill amortisation and operating exceptionals		
Continuing operations		34.3
Acquisitions		0.1
Discontinued operations		(0.3)
		34.1
Operating exceptionals	2	(57.3)
Operating (loss)/profit before goodwill amortisation		(23.2)
Goodwill amortisation		(7.7)
Operating (loss)/profit		
Continuing operations		(30.7)
Acquisitions		0.1
Discontinued operations		(0.3)
Group operating (loss)/profit	1	(30.9)
Corporate exceptional items		
Discontinued operations		
-Loss on sale of businesses		(8.6)
Continuing operations		
-Disposal of fixed assets		(3.4)
-Loss on partial disposal of business		(3.0)
-Loss on closure of business		-
	3	(15.0)
(Loss)/profit on ordinary activities before interest and taxation		(45.9)
Net finance charges and similar items		(12.8)
(Loss)/profit on ordinary activities before taxation		(58.7)
Taxation credit/(charge)(including exceptional tax credit of £6.9 million)	4	0.5

(Loss)/profit on ordinary activities after taxation		(58.2)	
Equity minority interest		(1.2)	
Net (loss)/profit attributable to The Morgan Crucible Company plc		(59.4)	
Preference dividends on non-equity shares	5	(2.1)	
Ordinary dividends on equity shares	5	-	
Retained (loss) for the year		(61.5)	

(Loss)/Earnings per share (Note 6)

	2002			
	Before goodwill amortisation	After goodwill amortisation	Before goodwill amortisation	After amo
- underlying	5.0p	1.7p	12.5p	
- basic	(23.2p)	(26.5p)	5.0p	
- diluted		(26.2p)		
- underlying diluted		1.7p		

CONSOLIDATED AND COMPANY BALANCE SHEET AS AT 4 JANUARY 2003

	The Group		The Co	
		Restated*		Res
	2002	2001	2002	
	£m	£m	£m	
Fixed assets				
Intangible assets - goodwill	130.5	138.4	-	
Tangible assets	433.6	490.3	1.7	
Investment in subsidiary undertakings	-	-	908.5	
Investment in associated undertakings	1.2	1.2	-	
Other investments	6.0	21.9	1.2	
	571.3	651.8	911.4	
Current assets				
Stocks	156.6	185.0	-	
Debtors - due within one year	188.2	199.4	29.1	
- due after one year	22.9	23.8	8.2	
Total debtors	211.1	223.2	37.3	
Cash at bank and in hand	60.5	72.7	17.1	
	428.2	480.9	54.4	
Creditors - amounts falling due within one year	331.5	321.6	115.1	
Net current assets/(liabilities)	96.7	159.3	(60.7)	
Total assets less current liabilities	668.0	811.1	850.7	
Creditors - amounts falling due after more than one year				
Amounts payable to subsidiary undertakings	-	-	218.6	
Borrowings	177.1	255.2	142.5	
Exchangeable redeemable preference shares	1.5	4.5	-	
Grants for capital expenditure	0.8	1.5	-	

Provisions for liabilities and charges	138.2	128.4	8.8	
	317.6	389.6	369.9	
NET ASSETS	350.4	421.5	480.8	
Capital and reserves				
Equity shareholders' funds				
Called up share capital	58.0	58.0	58.0	
Share premium account	44.4	44.4	44.4	
Revaluation reserve	7.4	10.4	-	
Merger reserve	-	-	91.6	
Other reserves	1.4	1.4	-	
Special reserve	-	-	41.7	
Profit and loss account	198.6	265.8	214.8	
	309.8	380.0	450.5	
Non-equity shareholders' funds				
Called up share capital	30.3	30.3	30.3	
	340.1	410.3	480.8	
Minority interest				
Equity	10.2	11.1	-	
Non-equity	0.1	0.1	-	
	10.3	11.2	-	
CAPITAL EMPLOYED	350.4	421.5	480.8	

* Restated comparatives for adoption of FRS 19.

CONSOLIDATED CASHFLOW STATEMENT FOR THE YEAR ENDED 4 JANUARY 2003

		2002		2001
	£m	£m	£m	£m
Net cash inflow from operating activities		75.2		109.4
Returns on investments and servicing of finance				
Interest received	2.7		3.2	
Interest paid	(16.1)		(22.9)	
Preference dividends paid	(2.1)		(2.1)	
Net cash (outflow) from returns on investments and servicing of finance		(15.5)		(21.8)
Taxation		(10.8)		(14.1)
Capital expenditure and financial investments				
Purchase of tangible fixed assets	(35.0)		(57.6)	
Other proceeds on sale of tangible fixed assets	8.4		13.6	
Purchase of investments	(5.8)		(5.7)	
Disposal of investments	20.8		0.4	
Net cash (outflow) from capital expenditure				

and financial investments		(11.6)		(49.3)
Acquisitions and disposals				
Acquisition of subsidiary undertakings	(0.1)		(41.5)	
Net cash acquired	-		(0.6)	
Deferred consideration for prior year acquisitions	(3.4)		(3.8)	
Disposal of businesses	(0.7)		(3.8)	
Net cash (outflow) from acquisitions and disposals		(4.2)		(49.7)
Equity dividends paid		(17.2)		(36.9)
Cash inflow/(outflow) before use of liquid resources and financing		15.9		(62.4)
Management of liquid resources		3.4		24.1
Financing				
Increase in share capital	-		0.1	
Increase in bank loans	26.5		89.6	
Repayment of bank loans	(49.6)		(42.4)	
Repurchase of exchangeable redeemable preference shares	(3.9)		(4.1)	
		(27.0)		43.2
Net (decrease)/increase in cash in the year		(7.7)		4.9

RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET BORROWINGS		
Net (decrease)/increase in cash in the year	(7.7)	4.9
Cashflow from decrease/(increase) in loans	23.1	(47.2)
Cashflow from (decrease) in deposits	(3.4)	(24.1)
Cashflow from repurchase of exchangeable redeemable preference shares	3.9	4.1
Change in net borrowings resulting from cashflow	15.9	(62.3)
Issue of exchangeable redeemable preference shares	(0.9)	(1.1)
Bank loans acquired with acquisitions	(0.5)	(0.7)
Bank loans reduced with disposals	0.2	8.6
Exchange movement	9.8	(0.6)
Movement in net borrowings during the period	24.5	(56.1)
Opening net borrowings	(276.1)	(220.0)
Closing net borrowings	(251.6)	(276.1)
	=======	========

CONSOLIDATED FREE CASHFLOW

	Note	2002 £m	
Net cash inflow from operating activities	(a)	75.2	
Net interest paid		(13.4)	
Taxation		(10.8)	
Cash earnings		51.0	
Dividends paid		(19.3)	
Post dividend cashflow		31.7	
Capital expenditure		(35.0)	
Proceeds on sale of tangible fixed assets		8.4	
Free cashflow		5.1	

(a) Reconciliation of operating (loss)/profit to net cash inflow from operating activities

	Continuing £m	Discontinued £m	200 Total £m	Continuing £m	Discontinued £m
Operating (loss)/profit	(30.6)	(0.3)	(30.9	55.8	0.8
Depreciation	46.6	0.1	46.7	45.9	2.1
Amortisation of goodwill	7.7	-	7.7	7.7	-
Loss on sale of plant and machinery	0.4	-	0.4	0.3	-
Exceptional operating costs	17.2	-	17.2	-	-
(Increase)/decrease in stocks	18.6	(1.0)	17.6	6.5	0.2
(Increase)/decrease in debtors	3.5	0.5	4.0	20.8	1.7
Increase/(decrease) in creditors	(2.8)	(0.1)	(2.9	(31.9	(1.6)
Increase/(decrease) in provisions	15.4	-	15.4	0.6	0.5
Net cash inflow from operating activities	76.0	(0.8)	75.2	105.7	3.7

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2002 £m	2001 £m
Net (loss)/profit attributable to shareholders	(59.4)	5.9
Deficit on revaluation of investments	(0.3)	-
Foreign currency translation	(13.2)	(1.4)
Total recognised gains and (losses) relating to the year	(72.9)	4.5
FRS 19 Prior year adjustment	(21.8)	
Total recognised gains and (losses) since last annual report	(94.7)	

CONSOLIDATED RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	2002 £m	2001 Restated £m
Net profit attributable to shareholders	(59.4)	5.9
Repayment of capital investment	-	(0.2)
Deficit on revaluation of investments	(0.3)	-
Goodwill written back to profit and loss	4.8	-
Dividends	(2.1)	(19.3)

	2002	2001
	(57.0)	(13.6)
New share capital	-	0.1
FRS 19 prior year adjustment	-	(21.8)
Foreign currency translation	(13.2)	(1.4)
Net decrease to shareholders' funds	(70.2)	(36.7)
Opening shareholders' funds (originally £432.1 million before FRS 19 adjustment)	410.3	447.0
Closing shareholders' funds	340.1	410.3
	======	======

NOTES TO THE ACCOUNTS

1. SEGMENTAL INFORMATION

	Net Operating Asset		Turnove		Operating profi	
	2002	2001 Restated	2002	2001	2002	2001 Restated
	£m	£m	£m	£m	£m	£m
Product Group						
Electrical Carbon	141.8	175.4	199.9	210.0	14.6	17.0
Magnetics	168.6	181.6	186.2	215.1	(2.9)	5.8
Engineered Carbon	94.8	112.8	111.3	127.3	3.8	8.4
Technical Ceramics	108.2	104.9	125.2	149.9	5.0	13.5
Insulating Ceramics	152.1	190.9	256.8	287.7	13.9	18.8
Continuing operations	665.5	765.6	879.4	990.0	34.4	63.5
Discontinued operations			0.9	34.5	(0.3)	0.8
Central assets	8.8	11.7				
	674.3	777.3	880.3	1,024.5	34.1	64.3
Operating exceptionals					(57.3)	-
Goodwill amortisation					(7.7)	(7.7
Group operating profit					(30.9)	56.6
					======	======

The central assets include land and buildings, prepayments and other creditors of the non operating and holding companies. The discontinued operation in 2002 is Barcelona.

The operating exceptionals of £57.3 million comprise, Electrical Carbon £6.9 million, Magnetics £7.8 million, Engineered Carbon £7.2 million, Technical Ceramics £5.2 million, Insulating Ceramics £17.9 million, and £12.3 million referred to in note 2.

Goodwill comprises, Electrical Carbon £1.0 million, Magnetics £4.1 million, Engineered Carbon £0.5 million, Technical Ceramics £0.9 million and Insulating Ceramics £1.2 million.

Geographical Area

The analysis shown below is based on the location of the contributing companies:

	Net Operating Assets 2002	2001 Restated	Turnover 2002	2001	Operating profi 2002	2001 Restated
	£m	£m	£m	£m	£m	£m
United Kingdom						
Sales in the UK			41.2	48.5		
Sales overseas			42.6	47.8		
Total United Kingdom	98.1	102.2	83.8	96.3	2.2	4.4
Rest of Europe	241.8	258.4	320.2	342.8	11.9	26.3
The Americas	265.8	340.0	380.5	460.9	12.2	24.9
Far East and Australasia	55.4	61.6	83.5	79.3	6.4	6.0
Middle East and Africa	4.4	3.4	11.4	10.7	1.7	1.9
	665.5	765.6	879.4	990.0	34.4	63.5
Discontinued operations			0.9	34.5	(0.3)	0.8
Central assets	8.8	11.7				
	674.3	777.3	880.3	1,024.5	34.1	64.3
Operating exceptionals					(57.3)	-
Goodwill amortisation					(7.7)	(7.7
Group operating profit					(30.9)	56.6
					=====	=====

	Turnover 2002	2001 Restated
	£m	£m
The analysis shown below is based on the location of the customer:		
United Kingdom	65.3	73.7
Rest of Europe	301.0	341.4
The Americas	372.5	433.7
Far East and Australasia	122.8	123.0
Middle East and Africa	17.8	18.2
	879.4	990.0
Discontinued operations	0.9	34.5
	880.3	1,024.5
	=====	=====

2. OPERATING EXCEPTIONALS

The Group has incurred and provided for the costs of restructuring, £45.0 million, and the costs and fines associated with the final Department of Justice enquiry in the USA, £12.3 million.

3. CORPORATE EXCEPTIONAL ITEMS

The corporate exceptional items relating to the sale of businesses, £11.6 million, include two main disposals of the Barcelona, and Thermal Ceramics (New Zealand) businesses and the disposal of the Kesteren operation. The goodwill written-off as part of the business disposals is £3.5 million. The £3.4 million relates to various property disposals.

4. TAXATION CHARGE/(CREDIT)

	2002 £m	2001 £m
United Kingdom corporation tax:		
Corporation tax on (loss)/profit		
For the period at 30% (2001 : 30%)	6.1	10.7
Adjustment to prior years	(1.9)	(0.8)
	4.2	9.9
Overseas current tax	2.7	9.0
Total current tax	6.9	18.9
Deferred tax		
United Kingdom	0.3	0.3
Overseas	(7.7)	(6.7)
Total deferred tax	(7.4)	(6.4)
Total taxation	(0.5)	12.5

Overseas tax includes a credit of £5.7 million (2001: £0.1 million debit) arising on total exceptional losses of £58.5 million (2001: losses of £15.0 million).
United Kingdom tax includes a tax credit of £1.2 million (2001: £0.1 million credit) arising on total exceptional losses of £13.8 million (2001: £2.6 million).

Factors affecting the tax charge for the period:
The tax assessed for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below.

	2002 £m	2001 £m
(Loss)/profit on ordinary activities before taxation	(58.7)	19.8
Taxation on (loss)/profit on ordinary activities a standard rate of UK corporation tax of 30% (2001: 30%)	(17.6)	5.9
Difference comprises:		
Exceptional items not deductible for tax purposes	9.7	5.3
Goodwill amortisation not deductible for ta purposes	2.3	2.3
Overseas losses not utilised	4.0	1.7
Overseas rate differences	1.9	1.5
Effect of reversal of timing differences	7.4	0.6
Other	(0.8)	1.6
Current tax charge for the period	6.9	18.9

5 DIVIDENDS

	2002 £m	2001 £m
Interim: 0.0p per Ordinary share (2001: 7.4p)	-	17.2
Proposed final: 0.0p per Ordinary share (2001: 0.0p)	-	-
Total: 0.0p per Ordinary share (2001: 7.4p)	-	17.2
Preference dividends on non-equity shares	2.1	2.1

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6 (LOSS)/EARNINGS PER ORDINAR SHARE

a. Basic and underlying (loss)/earnings pe share

	2002		2001	
	Before goodwill amortisation £m	After goodwill amortisation £m	Before goodwill amortisation £m	After goodwill amortisation £m
(Loss)/profit after tax and minorit interest	(51.7)	(59.4)	13.6	5.9
Preference dividend	(2.1)	(2.1)	(2.1)	(2.1)
Basic (loss)/earnings	(53.8)	(61.5)	11.5	3.8
Adjusted by all post tax exceptional items	65.4	65.4	17.6	17.6
Underlying earnings	11.6	3.9	29.1	21.4
Weighted average number of Ordinar shares		231,990,704		231,958,292
Basic (loss)/earnings per share	(23.2p)	(26.5p)	5.0p	1.6p
Underlying earnings per share	5.0p	1.7p	12.5p	9.2p

The Directors have disclosed an underlying (loss)/earnings per share as, in their opinion, this gives a better indication of the underlying performance of the Group and assists comparison with the results of earlier years.

6 (LOSS)/EARNINGS PER ORDINARY SHARE (CONTINUED)

b. Diluted earnings

	2002 £m	2001 £m
Basic (loss)/earnings	(61.5)	3.8
Preference dividend to be eliminated on conversion of preference shares	-	-
Diluted (loss)/earnings	(61.5)	3.8
Adjusted by all post tax exceptional items	65.4	17.6
Underlying diluted earnings	3.9	21.4
Weighted average number of Ordinary shares	231,990,704	231,958,292
Dilutive effect of share option schemes	2,718,929	292,752
	234,709,633	232,251,044
Diluted (loss)/earnings per share	(26.2p)	1.6p
Diluted underlying earnings per share	1.7p	9.2p

The financial information contained in this Preliminary Statement does not amount to statutory accounts for the Company's financial years ended 4 January 2003 and 4 January 2002. It has been approved by the Board of Directors on 10 March 2003 and has been prepared on a consistent basis with the accounting policies set out in the Group's 2002 annual report and accounts. Statutory accounts for the year ended 4 January 2002 have been filed with the Registrar of Companies and the statutory accounts for the year ended 4 January 2003 are expected to be filed immediately following the Annual General Meeting of the Company in June 2003.

This Preliminary statement will be dispatched to all registered holders of Ordinary shares and Preference shares. Copies of this statement may be obtained from the Secretary at the Registered Office of the Company, Morgan House, Madeira

END